

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 3, 2016

Via E-Mail
Anna Paglia
c/o Invesco PowerShares Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re:** **PowerShares DB G10 Currency Harvest Fund**
> **Registration Statement on Form S-1**
> **Filed October 25, 2016**
> **File No. 333-214239**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Adam R. Henkel, Esq. (via E-Mail)
       Invesco PowerShares

       James C. Munsell, Esq. (via E-Mail)
       Sidley Austin LLP